SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2006
WASH, D.C.
199

SECURI MISSION

06008139

OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2007	
Estimated average burden hours per response 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Clearing LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E. 57th Street
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer — (916) 859-4408
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Richard Taylor and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Clearing LLC (the "Company"), as of December 31, 2005, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 2/15/06

Chief Executive Officer
Title

Signature: [signature] Date: 2/15/06

Chief Financial Officer
Title

Lori Ann Smith 2/15/06
Notary Public Lori Ann Smith

LORI ANN SMITH
COMM. # 1623532
NOTARY PUBLIC - CALIFORNIA
SACRAMENTO COUNTY
COMM. EXPIRES NOV. 23, 2009

E*TRADE CLEARING LLC

(SEC ID. NO. 8-41354)

Statement of Financial Condition as of December 31, 2005 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of E*TRADE Clearing LLC:

We have audited the accompanying statement of financial condition of E*TRADE Clearing LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Clearing LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 27, 2006

E*TRADE CLEARING LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005
(In thousands)

ASSETS

Cash and cash equivalents	$	120,807
Cash required to be segregated under Federal or other regulations		16,997
Receivables from brokers, dealers and clearing organizations		1,159,278
Receivable from customers, less allowance for doubtful accounts of $6,872		2,448,409
Receivable from non-customers		6,346
Receivables from Parent and affiliated companies		22,563
Deferred tax asset, net		6,245
Other assets		2,915
TOTAL	$	3,783,560

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Bank overdrafts	$	157,010
Payables to brokers, dealers and clearing organizations		1,376,963
Payable to customers		1,758,743
Payable to non-customers		7,927
Payable to E*TRADE Securities		16,839
Payables to affiliated companies		30,815
Accounts payable, accrued and other liabilities		19,969
Total liabilities		3,368,266
COMMITMENTS AND CONTINGENCIES (Note 9)		
MEMBER'S EQUITY		415,294
TOTAL	$	3,783,560

See notes to statement of financial condition.

E*TRADE CLEARING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Clearing LLC (the "Company"), a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the New York Stock Exchange, Inc. (the "NYSE") and the NASD, Inc. (the "NASD"). The Company is a wholly owned direct subsidiary of E*TRADE Brokerage Holdings, Inc. ("E*TRADE Brokerage Holdings"), a wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

Use of Estimates – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Material estimates for which a change is reasonably possible in the near-term include: the allowance for doubtful accounts, deferred taxes and tax valuation allowances. Actual results could differ from management's estimates.

Share-Based Payments – The Company participates in its Parent's share-based employee compensation plans, which are described more fully in Note 7. Effective July 1, 2005, the Parent and the Company early adopted SFAS No. 123(R), *Share-Based Payment*, and Staff Accounting Bulletin No. 107, *Share-Based Payment*, using the modified prospective application method to account for its share-based compensation plans. Prior to July 1, 2005, the Parent accounted for its employee stock option and awards under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, and accordingly, did not record compensation costs for option grants to employees if the exercise price equaled the fair market value on the grant date. Additionally, for the restricted stock awards, compensation was recorded on a straight-line basis over the vesting period of the awards with forfeitures recorded as they occurred.

Under this transition method, compensation cost in 2005 includes the portion of options and awards vesting in the period for (1) all share-based payments granted prior to, but not vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, and (2) all share-based payments granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Compensation cost for options granted prior to July 1, 2005 is recognized on an accelerated amortization method over the vesting period of the options using an estimated forfeiture rate. Compensation cost for options granted on or after July 1, 2005 is recognized on a straight-line basis over the vesting period using an estimated forfeiture rate.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under Federal or other regulations, to be cash equivalents.

Cash Required to be Segregated under Federal or Other Regulations – At December 31, 2005, the Company had interest-bearing cash deposits of $16,997,000 maintained in special reserve bank accounts for the benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Receivable from and Payable to Customers – Customer securities transaction are recorded on a settlement date basis. Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivables from and Payables to Brokers and Dealers – Receivables from brokers and dealers include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fail to deliver"), deposits paid for securities borrowed, margin deposits and net receivables arising from unsettled trades. Payable to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date ("fail to receive"), deposits received for securities loaned and net payables arising from unsettled trades.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Estimated Fair Value of Financial Instruments – The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, customers, non-customers, and affiliated companies and other liabilities to be reasonable estimates of fair value.

Income Taxes –The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which prescribes the use of the asset and liability method whereby deferred tax asset or liability account balances are calculated at the statement of financial condition date using current tax laws and rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized.

New Accounting Standards – On February 3, 2006, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 123(R)-4, *Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event*. FSP 123(R)-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event.An entity must recognize a share-based liability equal to the portion of the award attributed to past service, multiplied by the award's fair value on that date for an option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is probable of occurring. FSP 123(R)-4 is effective for the Company in the first quarter of 2006, with early adoption permitted. Upon adoption, the Company must retroactively restate prior periods for the change. The Company has not issued any options or similar instruments as employee compensation that allow for cash settlement upon the occurrence of a contingent event that would require a change under the FSP. Therefore, the Company does not believe this FSP will have an impact on its results of operations or financial condition.

In June 2005, FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*. This statement supersedes APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle.

SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. The statement requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Company will adopt SFAS No. 154, as applicable, beginning in 2006.

2. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers and clearing organizations consist of the following (in thousands):

Receivable:	
Deposits paid for securities borrowed	$ 1,050,213
Settlement and deposits with clearing organizations	71,958
Securities failed to deliver	17,031
Other	20,076
Total	$ 1,159,278
Payable:	
Deposits received for securities loaned	$ 1,320,852
Settlement with clearing organizations	14,121
Securities failed to receive	8,961
Other	33,029
Total	$ 1,376,963

3. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS AND NON-CUSTOMERS

Receivable from customers of $2,448,409,000, net of allowance for doubtful accounts of $6,872,000, primarily represents credit extended to customers to finance their purchases of securities on margin. Receivable from non-customers of $6,346,000 primarily represents credit extended to principal officers and directors of the Company to finance their purchases of securities on margin. Securities owned by customers and non-customers collateralize the margin receivables (the value of which is not reflected in the statement of financial condition).

Payable to customers of $1,758,743,000 primarily consists of free credit balances and other customer funds pending completion of securities transactions. Interest is paid on certain customer credit balances as directed by the introducing broker-dealers. Payable to non-customers of $7,927,000 primarily consists of free credit balances and funds pending completion of securities transactions of which $7,793,000 was payable to proprietary accounts of introducing broker-dealers ("PAIB"), $13,000 was payable to executing prime brokers and $121,000 was payable to principal officers and directors of the Company. Interest is paid on certain non-customer credit balances as directed by the introducing broker-dealers.

4. SHORT-TERM BORROWINGS

The principal sources of financing for margin lending are credit balances in customer accounts and the Company's stock loan program. The Company also maintains financing facilities with banks totaling $400,000,000 to finance margin lending. At December 31, 2005, there were no amounts outstanding under these facilities. From January 1, 2005 to December 31, 2005, the Company utilized this facility 91 days with an average overnight borrowing of $20,915,000 at a weighted average rate of 3.40%.

The Company has a $100,000,000 unsecured line of credit with a wholly-owned subsidiary of the Parent for working capital purposes. In September 2005, this line of credit was temporarily increased to $200,000,000 to facilitate the movement of certain customer balances to sweep deposit accounts (see Note 5). At December 31, 2005, there were no amounts outstanding under this line of credit. From January 1, 2005 to December 31, 2005, the Company utilized this line of credit 4 days with an average overnight borrowing of $150,000,000 at a weighted average rate of 6.50%.

From September 26, 2005, to September 28, 2005, a temporary unsecured line of credit of $450,000,000 was also obtained from the Parent at a weighted average rate of 0.00% to facilitate the movement of certain customer funds to sweep deposit accounts. The loan from the Parent was fully repaid on September 28, 2005.

On May 31, 2005, the Company obtained $160,000,000 in unsecured credit lines from third party financial institutions at a weighted average rate of 3.89%. These loans were fully repaid on June 1, 2005. Also, on September 26, 2005, the Company obtained temporarily $275,000,000 in unsecured credit lines from third party financial institutions at a weighted average rate of 4.32%. These loans were fully repaid on September 28, 2005.

5. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, administrative and operational supplies and support. The Company also receives Administrative Services and Operational Services, including management assistance and other support as needed such as finance, accounting, regulatory reporting, treasury, human resources, legal, compliance and marketing from a wholly owned subsidiary of E*TRADE Brokerage Holdings.

The Company executes and clears trades on a fully disclosed basis for E*TRADE Securities. The Company charges E*TRADE Securities for these services. In addition, as compensation for its services and to cover its costs incurred, the Company retains a portion of the interest earned from E*TRADE Securities' customers. The Company collects commissions and related fees from customers of E*TRADE Securities and generally remits such amounts to E*TRADE Securities within thirty days. At December 31, 2005, the amount payable to E*TRADE Securities of $16,839,000 represents a portion of the December 2005 collections.

The Company also executes and clears trades on a fully disclosed basis for E*TRADE Professional Trading.

The Company directs customer equity security orders to a number of market-makers and market centers for execution, including E*TRADE Capital Markets-Execution Services, LLC and E*TRADE Capital Markets, LLC, affiliated market-makers indirectly wholly owned by the Parent, for which the Company receives payments, which are passed on to introducing broker-dealers.

E*TRADE Securities offers sweep products, collectively the Sweep Deposit Accounts ("SDA"), that transfer certain customer balances to E*TRADE Bank (the "Bank"), an indirectly wholly owned subsidiary of the Parent. The Bank carries these balances as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank also pays the Company a fee based on the average SDA balances at a negotiated rate that approximates market, a portion of which was subsequently remitted to E*TRADE Securities in accordance with its clearing agreement with the Company.

On May 31, 2005, the Company terminated its Joint Back Office ("JBO") arrangement with E*TRADE Professional Securities, LLC and the Company purchased and retired its Preferred Membership Interest for $10,000.

At December 31, 2005, the Company had a receivable from the Parent and affiliates of $22,563,000 of which $7,085,000 was due from the Parent and $15,478,000 was due from affiliated companies. In addition, the Company had a payable to affiliated companies of $30,815,000 at December 31, 2005.

6. INCOME TAXES

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carryforwards that created the net deferred tax assets (included in other assets in the statement of financial condition) are as follows (in thousands):

Deferred tax assets:	
State net operating loss carryforwards	$ 1,189
Capitalized research and development	891
Reserves and allowances	3,021
Other	1,870
Total deferred tax assets	$ 6,971
Deferred tax liabilities:	
Other	$ (726)
Net deferred tax assets	$ 6,245

7. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Parent has a 401(k) salary deferral program that includes eligible associates of the Company who have met certain service requirements. The Company matches certain employee contributions and grants additional contributions at its discretion.

Adoption of SFAS No. 123 (R)

Effective July 1, 2005, the Parent and the Company early adopted SFAS No. 123(R).

Employee Stock Option Plans

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan (the "2005 Plan") to replace the 1996 Stock Incentive Plan (the "1996 Plan") which provides for the grant of nonqualified or incentive stock options to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price determined by the Board of Directors (the "Board") at the date the option is granted. Options are generally exercisable ratably over a four-year period from the date the option is granted and expire within ten years from the date of grant. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model that uses the assumptions noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. Risk-free interest rate is based on the U.S. treasury zero-coupon with a remaining term approximating the expected term of the option. Dividend yield is zero as the Company has not, nor does it plan to, issue dividends to its shareholders. For the year ended December 31, 2005, the fair value of stock based awards to employees was calculated using the Black Scholes-Merton option pricing model with the following assumptions:

Expected volatility	34.42 %
Expected term years	4.68
Risk-free interest rate	3.66 %
Dividend yield	-

The weighted-average fair values of options granted were $3.87 for 2005. Intrinsic value of options exercised were $15,486,000 for 2005.

A summary of option activity during 2005 is presented below. This activity includes options for both the 2005 and 1996 Plans.

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2005:	13,579	$ 9.39		
Granted	2,082	$ 11.09		
Exercised	(1,982)	$ 7.91		
Canceled	(1,700)	$ 12.90		
Outstanding at December 31, 2005:	11,979	$ 9.43	6.52	$ 136,916
Exercisable at December 31, 2005:	6,566	$ 8.89	5.80	$ 78,579

The total fair value of shares vested was $10,289,000 for 2005.

Restricted Stock Awards

A summary of non-vested restricted stock award activity is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2004:	1,626	$ 8.73
Issued	450	$10.88
Released	(103)	$11.16
Canceled	(142)	$ 9.25
Non-vested at December 31, 2005:	1,831	$ 9.08

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the NYSE, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2005 the Company had net capital of $346,032,000 (12.0% of aggregate debit balances) which was $288,118,000 in excess of its required net capital of $57,914,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Parent leases office space and furniture under noncancelable operating leases through 2016. Such lease commitments are allocated by the Parent based on the percentage of total office space occupied by the Company. The Company's portion of future rental commitments is estimated as follows (in thousands):

Year ending December 31,	
2006	$ 520
2007	502
2008	440
2009	419
2010	356
Thereafter	26
Total	$ 2,263

The leases for office space contain rent escalation provisions based on increases in certain costs incurred by the lessor.

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC, the NASD or the NYSE by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position, results of its operations or cash flows.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write option contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

At December 31, 2005, the Company had received collateral, primarily in connection with securities borrowed transactions and customer margin loans, with a market value of $4,332,000,000 which it can sell or repledge. Of this amount, $1,658,000,000 had been pledged or sold at December 31, 2005, in connection with securities lending transactions, deposits with clearing organizations, customer short sale transactions and customer fails to deliver transactions.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes that the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

* * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 27, 2006

E*TRADE Clearing LLC
135 E. 57th Street
New York, NY 10022

Dear Sirs,

In planning and performing our audit of the financial statements of E*TRADE Clearing LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of, management, the member, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the NASD, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP